UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Home Federal Bancorp, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

43710G105
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒                      Rule 13d-1(b)

☐                      Rule 13d-1(c)

☐                      Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43710G105

1		NAME OF REPORTING PERSONS Keeley Asset Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,427,384
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,455,329
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,455,329 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	The percent ownership calculated is based upon an aggregate of 16,057,434 shares outstanding as of November 29, 2011.

CUSIP No. 43710G105

1		NAME OF REPORTING PERSONS Keeley Small Cap Value Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,091,500 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

(1)	The percent ownership calculated is based upon an aggregate of 16,057,434 shares outstanding as of November 29, 2011.

CUSIP No. 43710G105

Item 1(a).	Name of Issuer:

Home Federal Bancorp, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

500 12th Avenue South, Nampa, ID 83651

Item 2(a).	Name of Person Filing:

The persons filing this Schedule 13G are:

(i)	Keeley Asset Management Corp.

(ii)	Keeley Small Cap Value Fund, a series of Keeley Funds, Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i)-(ii)	401 South LaSalle Street, Chicago, Illinois 60605

Item 2(c).	Citizenship:

(i)	Keeley Asset Management Corp. is an Illinois corporation.

(ii)	Keeley Funds, Inc. is a Maryland corporation.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

43710G105

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

☒	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

☒	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

CUSIP No. 43710G105

Item 4.	Ownership:

Keeley Asset Management Corp.

(a)	Amount Beneficially Owned: 1,455,329 (2)

(b)	Percent of Class: 9.1%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 1,427,384

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 1,455,329

(iv)	shared power to dispose or to direct the disposition of: 0

Keeley Small Cap Value Fund

(a)	Amount Beneficially Owned: 1,091,500 (2)

(b)	Percent of Class: 6.8%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

N/A

____________________

(2)	Keeley Asset Management Corp. and Keeley Small Cap Value Fund share beneficial ownership over the same 1,091,500 shares.

CUSIP No. 43710G105

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 43710G105

Exhibits.

1.	Agreement to file Schedule 13G jointly (previously filed as Exhibit 1 to the reporting parties’ Schedule 13G filed February 16, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2012
KEELEY ASSET MANAGEMENT CORP.

By:      /s/ John L. Keeley, Jr.
John L. Keeley, Jr., President

KEELEY FUNDS, INC.

By:      /s/ John L. Keeley, Jr.
John L. Keeley, Jr., President